UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated March 28, 2025, announcing the registrant's signing of a long-term loan agreement.

Istanbul, March 28, 2025

Announcement Regarding the Signing a Long-Term Loan Agreement

Further to our Company's announcements on May 29, 2024, September 30, 2024 and November 13, 2024, the loan agreement dated March 27, 2025 has been signed with China Development Bank (“CDB”) for the second tranche of the total RMB 2.46 billion credit package, amounting to RMB1.23 billion (equivalent to approximately EUR 152 million). The payment terms of the loan agreement are as follows.

Installment	Repayment Date (subject to business day adjustment)	Repayment Ratio
1	10 April 2028	1.25%
2	10 October 2028	1.25%
3	10 April 2029	2.5%
4	10 October 2029	2.5%
5	10 April 2030	5%
6	10 October 2030	5%
7	10 April 2031	5%
8	10 October 2031	5%
9	10 April 2032	10%
10	10 October 2032	10%
11	10 April 2033	10%
12	10 October 2033	10%
13	10 April 2034	10%
14	10 October 2034	10%
15	Final Repayment Date*	12.5%

* "Final Repayment Date" means the tenth (10th) anniversary of the Financial Closing Date (or, if that day is not a Business Day, the immediately preceding Business Day).

"Financial Closing Date" means the date on which CDB notifies the Company that it has received all of the conditions precedent in form and substance satisfactory to it.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 28, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 28, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer